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UNITED
SECURITIES AND EXC
Washington,

09059472

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northeast Capital Markets Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 State Street, 9th Floor
(No. and Street)

Albany (City) NY (State) 12207 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur L. Loomis, II 518-426-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY, LLP
(Name – *if individual, state last, first, middle name*)

66 State Street, Suite 200 (Address) Albany (City) NY (State) 12207 (Zip Code)

SEC Mail Processing
Section

MAR 02 2009

Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arthur L. Loomis, II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northeast Capital Markets Corp., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature ___ II

President
Title

Notary Public

PEGGY L. BRIDGES
NOTARY PUBLIC, State of New York
No 01BR4922588
Rensselaer County
3/7/10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHEAST CAPITAL MARKETS CORP.

FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULE PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

Years ended December 31, 2008 and 2007

NORTHEAST CAPITAL MARKETS CORP.

TABLE OF CONTENTS

UHY LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder
Northeast Capital Markets Corp.

We have audited the accompanying statements of financial condition of Northeast Capital Markets Corp. (a wholly-owned subsidiary of Northeast Capital & Advisory, Inc.) as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northeast Capital Markets Corp. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As further disclosed in Note 4 to the financial statements, the Company has had significant transactions with its parent.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Albany, New York
February 27, 2009

NORTHEAST CAPITAL MARKETS CORP.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

	2008	2007
ASSETS		
Current Assets		
Cash and cash equivalents	$ 205,282	$ 29,077
Receivables	222,658	-
Investments	70,922	
Other assets	4,200	-
Total current assets	503,062	29,077
Furniture and Equipment, net	12,500	-
Total assets	$ 515,562	$ 29,077
LIABILITIES and STOCKHOLDER'S EQUITY		
Current Liabilities		
Accounts payable and other liabilities	$ 146,206	$ -
Due to Northeast Capital & Advisory, Inc.	61,879	-
Total current liabilities	208,085	-
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Stockholder's equity		
Common stock, $.01 par value; 2,000,000 shares authorized; 100 shares issued and outstanding	1	1
Additional paid-in capital	20,999	20,999
Receivable - Northeast Capital & Advisory, Inc.	-	(264,296)
Retained earnings	286,477	272,373
Total stockholder's equity	307,477	29,077
Total liabilities and stockholder's equity	$ 515,562	$ 29,077

See notes to financial statements.

NORTHEAST CAPITAL MARKETS CORP.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2008 and 2007

	2008	2007
Revenues		
Commission income	**$ 303,454**	$ -
Investment banking income	**233,236**	92,889
Underwriting income	**40,000**	165,108
Interest and dividends	**1,782**	633
Unrealized losses on marketable equity securities	**(17,985)**	-
Other	**-**	35,000
Total revenues	**560,487**	293,630
Expenses		
Employee compensation and benefits	**244,865**	46,290
Allocated costs	**168,242**	268,935
Telephone and office	**52,320**	-
Professional and regulatory fees	**27,317**	-
Occupancy	**23,104**	-
Travel	**8,431**	-
Insurance	**7,061**	-
Depreciation	**2,500**	-
Other	**1,789**	-
Total expenses	**535,629**	315,225
Income (loss) before income taxes	**24,858**	(21,595)
Income tax expense (benefit)	**10,754**	(5,530)
Net income (loss)	**$ 14,104**	$ (16,065)

See notes to financial statements.

NORTHEAST CAPITAL MARKETS CORP.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2008 and 2007

	Common Stock	Additional Paid-In Capital	Receivable - Northeast Capital & Advisory, Inc.	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2006	$ 1	$ 20,999	$ (280,990)	$ 288,438	$ 28,448
Net income	-	-	-	(16,065)	(16,065)
Net decrease in receivable - Northeast Capital & Advisory, Inc.	-	-	16,694	-	16,694
Balance, December 31, 2007	1	20,999	(264,296)	272,373	29,077
Net income	**-**	**-**	**-**	**14,104**	**14,104**
Net decrease in receivable - Northeast Capital & Advisory, Inc.	**-**	**-**	**264,296**	**-**	**264,296**
Balance, December 31, 2008	**$ 1**	**$ 20,999**	**$ -**	**$ 286,477**	**$ 307,477**

See notes to financial statements.

NORTHEAST CAPITAL MARKETS CORP.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	**$ 14,104**	$ (16,065)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	**2,500**	-
Unrealized losses on marketable securities	**17,985**	-
Changes in:		
Receivables	**(222,658)**	-
Other assets	**(4,200)**	-
Accounts payable and other liabilities	**146,206**	-
Net decrease in receivable from / payable to Northeast Capital & Advisory, Inc.	**237,268**	16,694
Net cash provided by operating activities	**191,205**	629
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of furniture and equipment	**(15,000)**	-
Net cash used in investing activities	**(15,000)**	-
NET INCREASE IN CASH AND CASH EQUIVALENTS	**176,205**	629
CASH AND CASH EQUIVALENTS		
BEGINNING OF YEAR	**29,077**	28,448
END OF YEAR	**$ 205,282**	$ 29,077
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING TRANSACTIONS		
Marketable equity securities received in exchange for amounts due from Northeast Capital & Advisory, Inc.	**$ 88,907**	$ -

See notes to financial statements.

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES

Organization

Northeast Capital Markets Corp. (the "Company") was organized in December 1992 for the purpose of providing brokerage and investment banking advice to small and mid-sized corporations. The Company is a limited business broker. The Company is a wholly owned subsidiary of Northeast Capital & Advisory, Inc. (the "Parent"). The Company began operations in June 1993. Investment banking and underwriting income during each of the years ended December 31, 2008 and 2007 was derived principally from services provided to two customers.

The Parent's personnel are utilized to facilitate the completion of projects undertaken by the Company. The Parent is reimbursed for the cost of services provided to the Company by its personnel.

Revenue Recognition

Investment banking and underwriting income is recognized based upon actual hours incurred on a particular contract, is recorded when services are rendered and may be subject to a contractual adjustment. All such revenue relates to projects referred to the Company by the Parent. Commission income is recorded on a trade-date basis as securities transactions occur.

Income Taxes

Income tax expense is provided on income as reported in the statement of operations regardless of when such taxes are payable. Deferred taxes, if any, result from the recognition of certain income and expense items in different time periods for financial statement and tax return purposes.

The Company is included in the consolidated federal and state income tax returns of its Parent. The income tax provision or benefit is computed on a separate return basis.

Securities and Exchange Commission Rule 15c3-3 Exemption

The Company was not required to maintain a reserve account under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2008 and 2007. Customer transactions are not handled by the Company. Typically transactions are processed through an escrow account, on a fully disclosed basis. The Company does not maintain margin accounts.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments and Fair Value Measurements

Investments are classified as trading securities and are stated at fair value. Net realized gains and losses from the sales of investments, as well as unrealized gains and losses, are reflected in the statement of operations. On January 1, 2008, the Company adopted the provisions of SFAS 157, Fair Value Measurements, for financial assets. SFAS 157 establishes a hierarchy for inputs used in measuring fair value.

Cash Equivalents

The Company considers all highly liquid investments, with original maturities of less than three months, to be cash equivalents. Cash equivalents consist of money market mutual funds.

Reclassifications

Certain items have been reclassified in the 2007 financial statements to conform with the current years presentation.

NOTE 2 — RECEIVABLES

Receivables at December 31, 2008 and 2007 are comprised as follows:

	2008	2007
Commissions	$ 221,990	$ -
Other	669	-
	$ 222,659	$ -

NOTE 3 — INVESTMENTS

Investments are valued at fair value on a recurring basis and at December 31, 2008, are valued at Level 1 inputs (quoted prices in active markets for identical assets or liabilities), which equal carrying amounts, as follows:

	Cost	Gross Unrealized Losses	Fair Value
Equity securities	$ 88,907	$ 17,985	$ 70,922

NOTE 4 — RELATED PARTY TRANSACTIONS

The Parent incurs certain costs related to both the Parent and the Company. Pursuant to an expense sharing agreement, the Parent is reimbursed for salary costs allocated to the Company based on the number of hours worked, and general operating costs related to the Company based on the ratio of total expenses to total consolidated revenues, net of interest income, income taxes and other costs specific to the Company.

NOTE 4 — RELATED PARTY TRANSACTIONS (Continued)

Net amounts due from the Parent at December 31, 2007 were classified as a component of stockholder's equity. During 2008, the Parent transferred cash and equity securities to the Company to satisfy the then outstanding amounts due to the Company.

NOTE 5 — EXPENSES

General operating expenses allocated to the Company by the Parent for the years ended December 31, 2008 and 2007 consisted of the following:

	2008	2007
General operating costs allocated by the Parent	$ 12,948	$ 3,885
Specific costs of the Company reimbursed to the Parent	155,294	265,050
	$ 168,242	$ 268,935

NOTE 6 — INCOME TAXES

The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Income tax expense (benefit) for the years ended December 31, 2008 and 2007 is as follows:

	2008	2007
Current	$ 10,754	$ (5,530)
Deferred	-	-
	$ 10,754	$ (5,530)

Deferred tax assets of approximately $5,200 at December 31, 2008 relating to unrealized losses on equity securities have been fully offset by a valuation allowance reflecting the estimate that it is more likely than not that the deferred tax asset may not be realized. The Company had no items that would be considered temporary differences under SFAS No. 109 at December 31, 2007.

NOTE 7 — LEASE COMMITMENTS

The Company rents office space in Connecticut under a three-year non-cancellable operating lease expiring June 30, 2011. The lease provides for a rental increase in 2009 and each year thereafter for the remaining life of the lease. Rents recognized in the statement of operations for this lease approximated $23,100 during the year ended December 31, 2008.

NOTE 7 — LEASE COMMITMENTS (Continued)

Minimum annual rental commitments for the remaining term of the Company's non-cancelable operating leases related to office space are as follows.

Year Ending December 31,	
2009	$ 47,970
2010	50,369
2011	25,799
	$ 124,137

NOTE 8 — NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness but not less than $5,000 and that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The Rule also restricts payments of dividends in certain cases. At December 31, 2008 and 2007, the Company had net capital, as defined, of approximately $280,100 and $29,100, respectively, which was approximately $266,300 and $24,100, respectively, in excess of its minimum required net capital. The Company had no aggregate indebtedness at December 31, 2007.

NOTE 9 — OTHER INCOME

During 2007, regulatory responsibility for registered brokers and dealers was assumed by FINRA. Previously, brokers and dealers were regulated by the National Association of Securities Dealers, Inc. (NASD). The NASD merged with the New York Stock Exchange to increase efficiency and cut down on duplicated efforts and created a new regulatory entity now known as FINRA. As part of the merger, member firms received monies reflecting cost savings on the part of FINRA. Included in income is approximately $35,000 representing funds received from NASD.

SUPPLEMENTAL INFORMATION

NORTHEAST CAPITAL MARKETS CORP.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008 and 2007

	2008	2007
Net capital		
Total stockholder's equity	$ 307,477	$ 29,077
Deductions and/or charges:		
Non-allowable assets		
Other assets	(4,200)	-
Furniture and equipment	(12,500)	-
Net capital before haircuts on securities positions	290,777	29,077
Haircuts on securities positions	(10,638)	-
Net capital	$ 280,139	$ 29,077
Aggregate Indebtedness		
Items included in the statement of financial condition:		
Accounts payable and other liabilities	$ 146,206	$ -
Due to Parent	61,879	-
Total aggregate indebtedness	$ 208,085	$ -
Computation of basic net capital requirement		
6-2/3% of aggregate indebtedness	$ 13,872	$ -
Minimum net capital requirement	$ 5,000	$ 5,000
Excess net capital over minimum net capital requirement	$ 266,267	$ 24,077
Excess net capital at 1000%*	$ 259,330	$ 29,077
Ratio: Aggregate indebtedness to net capital	74.28%	-

* Calculated as net capital – (total aggregate indebtedness x 10%)

Statement pursuant to paragraph (d)(4) of Rule 17a-5

Note: There is no material difference between the Company's computation of capital as filed in the unaudited form X-17A-5 (FOCUS Report filed quarterly by the Company) as of December 31, 2008 and the above schedule.

OTHER REPORT

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Shareholder
Northeast Capital Markets Corp.

In planning and performing our audit of the financial statements and supplemental schedule of Northeast Capital Markets Corp. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Albany, New York
February 27, 2009